SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

UDR, Inc.
(Name of Subject Company (Issuer))
UDR, Inc.
(Name of Filing Persons (Issuer))
4.00% Convertible Senior Notes due 2035
(Titles of Classes of Securities)
910197 AJ 1
910197 AK 8
(CUSIP Number of Class of Securities)
Warren L. Troupe
Senior Executive Vice President
UDR, Inc.
1745 Shea Center Drive, Suite 200
Highlands Ranch, Colorado 80129
(720) 283-6120
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Filing
Person)
With copy to:
David M. Lynn, Esq.
Lawrence R. Bard, Esq.
Morrison & Foerster LLP
2000 Pennsylvania Avenue NW, Suite 6000
Washington, DC 20006
(202) 887-1500
Fax: (202) 785-7530

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$167,750,000	$19,475.78

*	Estimated for purposes of calculating the filing fee only. The purchase price of the 4.00% Convertible Senior Debentures due 2035 (the “Securities”), is equal to 100% of the principal amount of those Securities, excluding accrued and unpaid interest and certain other amounts, if any. As of January 6, 2011, there was $167,750,000 in aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $167,750,000, excluding accrued and unpaid interest and certain other amounts, if any.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $116.10 for each $1,000,000 of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $19,475.78	Filing Party: UDR, Inc.
Form or Registration No. SC TO 005-20857	Date Filed: January 7, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This Amendment No. 1 is the final amendment to the Tender Offer Statement on Schedule TO (“Schedule TO”) filed by UDR, Inc. (the “Company”) with respect to the right of each holder (the “Holder”) of the Company’s 4.00% Convertible Senior Notes due 2035 (the “Notes”) to sell and the obligation of the Company to repurchase the Notes as set forth in the Issuer Repurchase Notice for 4.00% Convertible Senior Notes due 2035, dated January 7, 2011 (the “Company Notice”), and the related notice materials filed as exhibits to the Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).
     This Amendment No. 1 is being filed by the Company to amend and supplement certain provisions to the extent set forth herein.
     The Schedule TO, as amended and supplemented, is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.
Item 4.
     Item 4 of the Schedule TO is amended and supplemented by adding the following language:
     Pursuant to the terms of the Notes and the Indenture governing the Notes, the Company was obligated, at the Holder’s option, to repurchase all Notes validly surrendered for repurchase and not withdrawn prior to January 15, 2011 (the “Repurchase Date”). The Company also offered to repurchase all Notes validly surrendered for repurchase and not withdrawn during the period commencing immediately following the Repurchase Date and prior to February 8, 2011 (the “Expiration Date”). The Company was advised by U.S. Bank, National Association, as paying agent (the “Paying Agent”), that Notes in an aggregate principal amount at maturity of $10,003,000 were validly surrendered and not withdrawn prior to the Repurchase Date, which was 11:59 p.m., New York City time, on Saturday, January 15, 2011. The Company accepted for repurchase all such Notes, and no tender of such Notes was subsequently cancelled prior to the Expiration Date. The Company has been advised by the Paying Agent that Notes in an aggregate principal amount at maturity of $803,000 were surrendered for repurchase and not withdrawn after the Repurchase Date and prior to the Expiration Date, which was 11:59 p.m. on February 8, 2011. The Company has accepted for repurchase all such Notes. The repurchase price of the Notes surrendered pursuant to the Put Option was equal to $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but not including, the Repurchase Date or the Expiration Date, as applicable. Accordingly, the aggregate repurchase price for all of the Notes validly tendered for repurchase pursuant to the Put Option was $10,806,000, plus $38,161.33 in accrued and unpaid interest. The Company has delivered the aggregate purchase price and interest due for the accepted Notes to the Paying Agent for distribution to the Holders. Following the Company’s repurchase of the Notes pursuant to the Put Option, $156,944,000 in aggregate principal amount of the Notes remains outstanding.
Item 12. Exhibits.
     (a)(1)(A) Issuer Repurchase Notice for 4.00% Convertible Senior Notes due 2035, dated January 7, 2011.*
     (a)(5)(A) Press release issued by the Company on January 7, 2011.*
     (a)(5)(B) Press release issued by the Company on February 9, 2011.
     (b) Not applicable
     (c) Not applicable
     (d) Indenture, dated as of December 19, 2005, between the Company, as issuer, and U.S. Bank, National Association, as Trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2005.
     (g) Not applicable.
     (h) Not applicable.

*	Previously filed.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

UDR, INC.
By:	/s/ Warren L. Troupe
	Name:	Warren L. Troupe
	Title:	Senior Executive Vice President

Date: February 9, 2011

INDEX TO EXHIBITS
Exhibit 99(a)(1)(A) Issuer Repurchase Notice for 4.00% Convertible Senior Debentures due 2035, dated January 7, 2011.*
Exhibit 99(a)(5)(A) Press release issued by the Company on January 7, 2011.*
Exhibit 99(a)(5)(B) Press release issued by the Company on February 9, 2011.
Exhibit 99(d) Indenture, dated as of December 19, 2005, between the Company, as issuer, and U.S. Bank, National Association, as Trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2005.

*	Previously filed.